UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

800 3rd Ave, Suite 2800

New York NY 10022

(212) 220-3967

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Entry into a Material Definitive Agreement and Completion of Acquisition

Unregistered Sales of Equity Securities

On August 21, 2020, Color Star Technology Co., Ltd. (the “Company”) entered into an Asset Purchase Agreement (“Agreement”) with a non-affiliated third party pursuant to which the Company purchased certain machinery and equipment for stage performance (the “Purchased Assets”) for a total purchase price of $6,818,000, of which $3,000,000 shall be paid in cash and the remaining $3,818,000 shall be paid in the form of 6,060,318 ordinary shares (the “Shares”), valued at $0.63 per share, the closing price of the Shares on August 20, 2020. $2,000,000 of the cash consideration were paid and the remaining $1,000,000 shall be paid within sixty days of the Agreement. The Purchased Assets will be in furtherance of the Company’s performance support and music education business.

The Shares were issued without registration under the Securities Act of 1933, as amended, based upon exemptions from registration provided under Section 4(a)(2) and Regulation S promulgated thereunder.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Agreement, which is filed as Exhibit 10.1.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Asset Purchase Agreement dated August 21, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 28, 2020

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Biao (Luke) Lu
Name:	Biao (Luke) Lu
Title:	Chief Executive Officer

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